Exhibit 99.1

The following audited financial statements as of December 31, 2006 are set forth on the pages indicated below:

Page

Report of Independent Registered Public Accounting Firm	F - 2

Consolidated Balance Sheets	F - 3

Consolidated Statements of Operations	F - 4

Consolidated Statements of Stockholders’ Equity	F - 5

Consolidated Statements of Cash Flows	F - 6 to F - 7

Notes to Consolidated Financial Statements	F - 8 to F - 13

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders Universal Fog, Inc. and Subsidiary
Phoenix, Arizona

We have audited the accompanying consolidated balance sheet of Universal Fog, Inc. and Subsidiary (the Company) as of December 31, 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Universal Fog, Inc. and Subsidiary at December 31, 2006 and the consolidated results of their operations and cash flows for the above referenced periods in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recent operating losses, has an accumulated deficit at December 31, 2006 and has negative working capital, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Turner, Stone & Company, L.L.P.

Certified Public Accountants
April 10, 2007

Turner, Stone & Company, L.L.P. Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas  75251
Telephone: 972-239-1660 /Facsimile: 972-239-1665
Web site: turnerstone.com

UNIVERSAL FOG, INC.
AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2006

Assets

Current assets:
Cash	$9,756
Accounts receivable, net of allowance for doubtful accounts of $15,517	68,225
Inventory	158,830
Other assets	980
Total current assets	237,791

Property and equipment, net of accumulated depreciation of $123,615	420,520

Patent rights, net of $2,952 accumulated amortization	45,298

703,609

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable, trade	137,885
Accrued expenses and other	122,049
Current portion of long term note payable	5,184
Total current liabilities	265,118

Long Term Liabilities:
Advances from stockholders	24,983
Note payable, net of current portion	134,273
Total long term liabilities	159,256

Total Liabilities	424,374

Commitments and contingencies (Note 5)

Stockholders’ equity:
Convertible preferred stock, $.0001 par value, 10,000,000 shares authorized, 4,000,000 shares issued and outstanding	400
Common stock, $.0001 par value, 300,000,000 shares authorized, 38,692,300 shares issued and outstanding	3,869
Additional paid-in capital	915,904
Accumulated deficit	(640,938
Total stockholders’ equity	279,235

Total liabilities and stockholders’ equity	$703,609

The accompanying notes are an integral part of the consolidated financial statements.

UNIVERSAL FOG, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

Sales, net of returns	$842,139	$747,064

Cost of sales	417,583	334,399

Gross profit	424,556	412,665

Operating expenses:

Compensation expense	171,513	302,253
Advertising and marketing	12,148	51,932
General and administrative expense	311,519	422,064

Total operating expenses	495,180	776,249

Loss from operations	(70,624	(363,584)

Interest expense	12,528	18,274

Settlement of lawsuit (Note 8)	82,398	-

Loss before provision for income taxes	(165,550)	(381,858

Provision for income taxes	-	-

Net Loss	$(165,550)	$(381,858

Net income (loss) per share:

Basic	$(0.00)	$(.01)

Weighted average common shares outstanding	38,652,300	36,531,329

The accompanying notes are an integral part of the consolidated financial statements.

UNIVERSAL FOG, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Preferred Stock		Common Stock		Additional
	Shares	Amount	Shares	Amount	Paid In Capital	Stock Subscribed	Accumulated Deficit	Treasury Stock	Total

Balance December 31, 2004	-	-	100,000	1,000	-	-	(93,530)	-	(92,530)

Contribution of property/equipment, net of related note payable, as additional paid in capital	-	-	-	-	250,562	-	-	-	250,562

Common stock issued for services and cancellation of original shares	-	-	(65,600)	(656)	34,056	-	-	-	33,400

Reverse merger with Edmonds 6, Inc.	-	-	34,365,600	3,096	(3,096)	-	-	-	-

Issuance of preferred stock for patent rights	4,000,000	400	-	-	49,818	-	-	-	50,218

Issuance of common stock in private placement for cash	-	-	998,800	100	249,600	-	-	-	249,700

Issuance of common stock for cash		-	2,000,000	200	99,800	(51,500)	-	-	48,500

Issuance of common stock in repayment of advances from stockholder	-	-	540,000	54	129,370	-	-	-	129,424

Issuance of common stock for services	-	-	513,500	51	43,524	-	-	-	43,575

Issuance of common stock for distributorship rights	-	-	200,000	20	49,980	-	-	-	50,000

Stock subscription collected	-	-	-	-	-	12,822	-	-	12,822

Repurchase of 300,000 shares common stock	-	-	-	-	-	38,678	-	(38,678	-

Net loss	-	-	-	-	-	-	(381,858	-	(381,858

Balance December 31, 2005	4,000,000	400	38,652,300	3,865	903,614	-	(475,388	(38,678	393,813

Issuance of treasury stock shares for cash at $.1366 per share	-		-	-	2,294	-	-	38,678	40,972

Issuance of common stock shares for cash at $.25 per share	-		40,000	4	9,996	-	-	-	10,000

Net loss	-	-	-	-	-	-	(165,550)	-	(165,550)

Balance December 31, 2006	4,000,000	$400	38,692,300	$3,869	$915,904	$-	$(640,938	$-	$279,235

The accompanying notes are an integral part of the consolidated financial statements.

UNIVERSAL FOG, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

Cash flows from operating activities:
Net loss	$(165,550)	$(381,858)

Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	21,666	16,152
Provision for uncollectible accounts	17,055	9,724
Gain on sale of asset	(2,125)	-
Common stock issued for services	-	126,975
Loss contingency accrual	82,398	-
Changes in operating assets and liabilities:
Accounts receivable, trade	30,883	(23,764)
Inventory	(12,901	(107,508
Other assets	(980)	-
Accounts payable, trade	23,429	86,320
Accrued expenses	(31,494)	68,454
Net cash used in operating activities	(71,729)	(205,505)

Cash flows from investing activities:
Purchase of equipment	(316)	(22,225)
Repayment of employee advances	-	1,000
Sale of equipment	13,000	-
Net cash provided by (used in) investing activities	12,684	(21,225)

Cash flows from financing activities:
Proceeds from issuance of common stock	10,000	311,022
Proceeds from sale of treasury stock	40,972	-
Repayment of note payable	(3,839	(7,260)
Advances from stockholders	22,086	3,746
Repayment of stockholder advances	(45,277)	(40,282)
Net cash provided by financing activities	23,942	267,226

Net decrease in cash	(35,103)	40,496

Cash at beginning of year	44,859	4,363

Cash at end of year	$9,756	$44,859

The accompanying notes are an integral part of the consolidated financial statements.

UNIVERSAL FOG, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Supplemental Cash Flows Disclosures

	2006	2005

Interest paid	$12,528	$18,274

Income taxes paid	$-	$-

Non-Cash Investing and Financing Activities

	2006	2005

Contribution of property and equipment, net of related note payable, as additional paid in capital	$-	$250,562

Common stock issued for services	$-	$76,975

Preferred stock issued for patent rights	$-	$50,218

Common stock issued in repayment of advances from stockholder	$-	$129,424

Common stock issued to purchase distributorship rights	$-	$50,000

The accompanying notes are an integral part of the consolidated financial statements.

UNIVERSAL FOG, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and operations

Universal Fog, Inc. was incorporated in the state of Arizona on July 11, 1996 and was the successor of the business known as Arizona Mist, Inc. which began in 1989. On May 9, 2005, Universal Fog, Inc. entered into a Stock Purchase Agreement and Share Exchange (effecting a reverse merger) with Edmonds 6, Inc. (Edmonds 6) and its name was changed to Universal Fog, Inc. (hereinafter referred to as either UFI or the Company). Edmonds 6 was incorporated on August 19, 2004 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Pursuant to this agreement, Universal Fog, Inc. (which has been in continuous operation since 1996) became a wholly owned subsidiary of Edmonds 6.

The Company manufactures misting systems for outdoor cooling in Arizona and distributes its products to commercial and residential customers throughout the United States

Principles of consolidation and basis of presentation

The accompanying consolidated financial statements include the general accounts of the Company, a Delaware corporation formerly Edmonds 6, Inc. (see above), and its wholly owned Arizona subsidiary, also named Universal Fog, Inc. All material intercompany transactions, accounts and balances have been eliminated in the consolidation.

For financial reporting purposes the reverse merger with Edmonds 6 (see above) has been treated as a recapitalization of UFI with Edmonds 6 being the legal survivor and UFI being the accounting survivor and the operating entity. That is, the historical financial statements prior to May 9, 2005 are those of UFI and its operations, even though they are labeled as those of the Company. Retained earnings of UFI related to its operations, is carried forward after the recapitalization. Operations prior to the recapitalization are those of the accounting survivor, UFI and its predecessor operations, which began July 11, 1996. Upon completion of the reverse merger, the financial statements became those of the operating company, with adjustments to reflect the changes in equity structure and receipt of the assets and liabilities of UFI.

The consolidated financial statements of the Company have been prepared assuming that the Company will continue as a going concern. However, the Company has suffered an operating loss and it has a net working capital deficit and it has substantially no cash. These conditions, among others, give rise to substantial doubt about the Company’s ability to continue as a going concern. Management is continuing to seek additional equity capital to fund its various activities and as part of a capital procurement plan, filed a Form SB2 registration statement with the SEC on October 5, 2005 to sell 4,000,000 shares of its stock to the public. The filing is currently effective and will expire on June 30, 2007. Management has also eliminated or reduced unnecessary costs. However, there is no assurance that steps taken by management will meet the Company’s needs or that it will continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash flows

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and it believes it is not exposed to any significant credit risks affecting cash. None of the Company’s cash is restricted.

For purposes of the consolidated statements of cash flows, cash includes demand deposits, time deposits, short-term cash equivalent investments with original maturities of less than three months and cash management money market funds available on a daily basis.

Revenue recognition

The Company extends unsecured credit to its customers from the retail and wholesale sales of its products. All products are shipped F.O.B. the Company’s facilities. Typical credit policies may include a one-half of total cost deposit prior to shipping for domestic shipments and one hundred per cent payment prior to shipping for international shipments. Shipping and handling costs, which are separately billed to customers, are not material and are reflected in the accompanying consolidated financial statements along with revenues. The Company’s fog systems are custom designed and manufactured for each specific application on a project-by-project basis to the general public, construction contractors, agricultural and industrial users, and wholesale to approved distributors. Each system is either competitively bid or individually negotiated resulting in a fixed contractual sales price. Revenue is recognized after delivery and/or installation occurs and upon acceptance by the customer. In the rare instance where collection is not reasonably assured, revenue is not recognized until collection is reasonably assured.

UNIVERSAL FOG, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
We grant our customers the right to return products which they do not find satisfactory, or where installation problems, if any, occur. In the rare instance where we have an unsatisfactory installation, we complete whatever changes are necessary to satisfy the customer at our expense. Upon sale, we evaluate the need to record a provision for product return based on our historical experience, economic trends and changes in customer demand.

Accounts receivable and doubtful accounts

The Company’s accounts receivable are unsecured and generally represent sales on a net 30-day basis to customers located throughout the United States. With the exception for amounts reserved for doubtful collectibility, management believes it is not exposed to any significant credit risks affecting accounts receivable and that these accounts are fairly stated at estimated net realizable amounts. At December 31, 2006, accounts receivable are reflected in the accompanying consolidated financial statements net of an allowance for doubtful accounts totaling $15,517. The allowance represents management’s estimate of those receivables that might not be collectible based on the Company’s historical collection experience.

Inventory

Inventory consists primarily of raw materials used in the manufacture of misting products and finished goods held for resale. Inventory is stated at the lower of cost, determined using the first-in, first-out method, or net realizable value (market).

At December 31, 2006, inventories are comprised of the following components.

2006

Raw materials	$22,556
Work in progress	8,055
Finished goods	128,219
$158,830

Property and equipment

Property and equipment, including that contributed by the Company’s majority stockholder as additional capital (Notes 4 and 6), is stated at cost less accumulated depreciation. Depreciation of property and equipment is being provided by the straight-line method over estimated useful lives of three years for computer equipment, five and seven years for vehicles, furniture and fixtures, and shop equipment, ten years for parking lot improvements and forty years for building. During the year ended December 31, 2006, depreciation expense totaled $18,714. At December 31, 2006, property and equipment was comprised of the following.

2006

Land	$87,997
Building	313,120
Parking lot improvements	23,971
Machinery and equipment	67,946
Transportation equipment	32,091
Furniture and fixtures	19,010
544,135
Less accumulated depreciation	(123,615)
$420,520

Goodwill and intangible assets

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after June 15, 2001. Under these standards, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives.

On May 9, 2005, the Company was assigned the rights to two patents developed by Mr. Bontems, the Company’s controlling stockholder, in exchange for the issuance of 4,000,000 convertible preferred stock shares (Notes 2 and 6). Because this transaction is one between entities under common control, the patent rights are carried on the Company’s general accounts at their historical cost to Mr. Bontems pursuant to SFAS No. 141 and Staff Accounting Bulletin No. 48.

UNIVERSAL FOG, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The patents rights are being amortized using the straight-line method over their remaining estimated lives of approximately six and sixteen years. For the year ended December 31, 2006, amortization expense related to these patent rights totaled $2,952. For each of the next five years, management estimates amortization of these patent rights to approximate $3,000.

Impairment or disposal of long lived assets

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long Lived Assets.This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, and long-lived assets and certain identifiable intangibles to be disposed of. The Company periodically evaluates, using independent appraisals and projected undiscounted cash flows, the carrying value of its long-lived assets and certain identifiable intangibles to be held and used whenever changes in events or circumstances indicate that the carrying amount of assets may not be recoverable. In addition, long-lived assets and identifiable intangibles to be disposed of are reported at the lower of carrying value or fair value less cost to sell. During the year ended December 31, 2006, the Company identified no impairment of its intangibles and recognized no losses on other long-lived assets related to its misting operations.

Advertising costs

Advertising costs consist primarily of magazine advertising, sales catalogues and promotional brochures. Magazine advertising is charged to expense over the period the advertising takes place and other advertising costs are charged to expense over the periods expected to be benefited, which is generally not more than twelve months. For the years ended December 31, 2006, advertising expense totaled $12,148.

Net loss per share

Basic loss per share amounts are computed by dividing the net loss by the weighted average number of common stock shares outstanding. For the years ended December 31, 2006, basic loss per share amounts is based on 38,652,300 weighted-average number of common stock shares outstanding.

Diluted income/loss per share amounts reflect the maximum dilution that would have resulted from the issuance of common stock through potentially dilutive securities. Other than the convertible preferred stock (Note 2), the Company does not have any convertible securities, outstanding options or warrants that could potentially dilute the earnings of its common stockholders. Diluted loss per share amounts are computed by dividing the net income/loss (the preferred shares do not contain dividend rights) by the weighted average number of common stock shares outstanding plus the assumed issuance of the convertible preferred stock.

For the year ended December 31, 2006, no effect has been given to the assumed conversion of the convertible preferred stock shares as the effect would be antidilutive.

For the year ended December 31, 2006, no effect has been given to the assumed conversion of the convertible preferred stock shares as the effect would be antidilutive.

Stock based incentive program

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employeesand amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard was effective for the Company in the quarter ended March 31, 2006. The Company does not believe that the adoption of this standard will have a material impact on its consolidated financial statements.

Fair value of financial instruments

In accordance with the reporting requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this Statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash, accounts receivable and accounts payable approximate their carrying amounts due to the short maturity of these instruments. The estimated fair value of the note payable and advances from stockholders also approximates their carrying values because their terms are comparable to similar lending arrangements in the marketplace. At December 31, 2006, the Company did not have any other financial instruments.

Recent accounting pronouncements

During the year ended December 31, 2006, there were several new accounting pronouncements issued by the Financial Accounting Standards Board (FSAB) the most recent of which was Statement on Financial Accounting Standards (SFAS) No. 154, Accounting Changes and Error Corrections. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial position or operating results.

UNIVERSAL FOG, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Research and development

The Company expenses research and development expenses as they are incurred. During the year ended December 31, 2006, these expenses amounted to $3,767.

2.         CAPITAL STRUCTURE DISCLOSURES

The Company’s capital structure is complex and consists of a series of convertible preferred stock and a general class of common stock. The Company is authorized to issue 310,000,000 shares of stock with a par value per share of $.0001, 10,000,000 of which have been designated as preferred shares and 300,000,000 of which have been designated as common shares.

Convertible preferred stock

On May 9, 2005, the Company issued 4,000,000 preferred stock shares to its majority common stockholder in exchange for the assignment of two patent rights (Notes 1 and 6). These shares are convertible into the Company’s common stock at the option of the holder any time after one year from the date of issuance. Each share of convertible preferred stock is convertible into one share of common stock. In the event of liquidation, these shares also allow the holder to exchange the shares for the Company’s office and manufacturing facilities (Notes 1 and 6). In addition, the shares will survive and not be affected by any recapitalization, reorganization or reverse stock split.

Common stock

Each common stock share contains one voting right and contains the rights to dividends if and when declared by the Board of Directors.

Treasury stock

The Company made a private placement to a shareholder where the shareholder purchased 2,000,000 shares of the Company’s common stock for $100,000 or $0.05 per share.

$48,500 was tendered at the time of purchase and $12,822 was paid through payment of an outstanding invoice leaving a subscription receivable balance due of $38,678. The share certificate was tendered prior to the receipt of the remaining funds.

On December 5, 2005, in a negotiated transaction, the shareholder tendered 300,000 common stock shares in exchange for the remaining balance of the subscription receivable in the amount of $38,678. These shares were recorded as Treasury Stock in the amount of $38,678.

During the first quarter of 2006, the Company sold 300,000 shares of treasury stock for an aggregate amount of $40,972.

Stock options, warrants and other rights

As of December 31, 2006, the Company had not adopted any employee stock option plans and no other stock options, warrants or other stock rights have been granted or issued.

3.         RISKS AND UNCERTAINTIES

The Company operates in a highly specialized industry. The concept is inherent in nature, such as water vapor, clouds and fog, which occur due to the earth’s environment. Universal Fog, Inc.’s high pressure fog systems can create the same environment where and when you want it. Using normal tap water and pressurizing it to 800 PSI with our high-pressure pump modules, we force water through a series of patented brass and stainless steel nozzles creating a micro-fine mist or “fog”. With droplets ranging in size from 4 - 40 microns, the fog flash evaporates, removing unwanted heat in the process. Temperature drops up to 400 Fahrenheit are typical in situations where high heat and low humidity exist.

The concept of fog and its benefits have been in use for over 50 years. While most commonly known for cooling, fog can be used for a variety of applications.

These products are marketed outside the United States, which subjects the Company to foreign currency fluctuation risks. During the years ended December 31, 2006, foreign sales represented approximately 22%.

UNIVERSAL FOG, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

4.         BORROWINGS

The Company’s borrowings consist of a note payable and interest bearing advances payable to a stockholder (Note 6).

The note payable was assumed by the Company on January 3, 2005 when the land, office and manufacturing facilities were contributed to the Company as additional paid in capital by the Company’s majority stockholder (Notes 1 and 6). On March 29, 2006, the Company received approval of a refinancing of this mortgage. The new note bears interest at 350 basis points over the five year Treasury Rate, has a term of five years and principal and interest is payable monthly based on a fifteen year amortization. The note is guaranteed by Tom and Steffani Bontems. The Company and the guarantors are required to submit annual tax returns, the Company’s annual audited financial statements, quarterly Company prepared financials and personal financial statements of the guarantors. No financial covenants were required by the Lender. The following is a schedule of future maturities required over the next five years under the terms of the above note payable:

Principal Due

2007	$5,184.00
2008	$5,639.00
2009	$6,135.00
2010	$6,674.00
2011	$117,579.00

At January 1, 2006, UFI owed its majority stockholder, Tom Bontems, $48,174 from advances, net of repayments, made in prior years. During the year ended December 31, 2006, additional advances of $22,086, were made and $45,277, of advances were repaid. The advances are unsecured, non-interest bearing and due upon demand as funds are available.

5.         COMMITMENTS AND CONTINGENCIES

Leases

At December 31, 2006, the Company was not obligated under any capital or operating lease agreements.

Legal matters

The Company is subject to legal proceedings that arise in the ordinary course of business.

On January 16, 2005, Brian Hahn, Chief Operating Officer, presented a proposed employment contract for the Board of Directors approval. The Board, by unanimous vote, declined to approve the contract and, as part of a cost containment process, terminated Mr. Hahn’s services to the Company. Mr. Hahn filed suit alleging a contractual violation and requesting cash damages of $63,453 and common stock in the amount of 3,458,295 shares. As of December 31, 2005, the Company accrued a loss contingency of $12,602 relating to this matter. As of December 31, 2006, an additional loss contingency of $82,398 has been accrued to reflect a settlement agreement which was reached on March 22, 2007. (See Note 8)

6.           RELATED PARTY TRANSACTIONS

Stockholders

On January 3, 2005, the Company’s majority stockholder contributed as additional paid in capital the land, office and manufacturing facilities located at 1808 South First Avenue, Phoenix, Arizona to the Company. Because this transaction is one between entities under common control, these facilities were recorded into the Company’s books and records at the stockholder’s historical cost of $401,117. These facilities are security for a note payable (Note 4), which was also transferred to and assumed by the Company, in the amount of $150,555 resulting in a net amount of contributed capital of $250,562.

Additionally, the Company’s majority stockholder entered in to an agreement whereby he assigned certain patent rights to the Company in exchange for 4,000,000 shares of the Company’s convertible preferred stock (Note 2). These patent rights were also recorded at the stockholder’s historical cost of $50,218.

At January 1, 2006, the Company owed its majority stockholder $48,174 from advances, net of repayments, made in prior years. During the year ended December 31, 2006, additional advances of $22,086 were made and the Company repaid $45,277 of these advances. The advances are unsecured, non-interest bearing and due upon demand as funds are available.

UNIVERSAL FOG, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

7.         INCOME TAXES

The Company accounts for corporate income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, future tax benefits, such as those from net operating loss carry forwards, are recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Prior to the Company’s merger with Edmonds 6, Inc. (Note 1), the Company was treated for federal and state income tax reporting purposes as an S corporation whereby its income/loss was taxed directly to its stockholder and corporate level income taxes were not paid. After May 9, 2005, the Company was no longer treated as an S corporation and is subject to federal and state income taxes. As of December 31, 2006, the Company has a net operating loss attributable to the period from May 9, 2005 through December 31, 2006 of approximately $633,697 available to offset future taxable income, which will expire in 2026.

A reconciliation of income tax expense at the statutory federal rate of 34% to income tax expense at the Company’s effective tax rate for each of the years ended December 31, 2006 and 2005 is as follows.

2006

Tax benefits computed at statutory rate	$(56,287)
Increase in valuation allowance	(56,287)
Tax attributable to NOL benefit	$--

The Company uses the accrual method of accounting for income tax reporting purposes. Significant components of the Company’s deferred tax assets (benefits) and liabilities are summarized below.

Deferred tax assets:
Net operating loss carry forward		$210,974
Allowance for doubtful accounts		5,276
Less valuation allowance		(216,250)
	$
Deferred tax liabilities:
Depreciation differences		-
Net deferred tax assets		$-

8.           SUBSEQUENT EVENT

On March 22, 2007, UFI reached a settlement agreement with Brian Hahn in the contractual violation law suit. The settlement agreement provides that Mr. Hahn receive 1,900,000 restricted shares of UFI’s common shares and be awarded warrants to purchase an additional 2,000,000 restricted common shares at $0.125 per share. The cost of the 1,900,000 shares has been reflected in the Company’s consolidated statement of operations for the year ended December 31, 2006 by an addition to the accrued loss contingency of $82,398. The shares were valued at $95,000 which is the fair value of the shares reflected by the closing bid price on the Over the Counter Bulletin Board on March 22, 2007.